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                                                                      Exhibit II

      TOMRA EXPANDS ROLLOUT OF DESCARTES' REAL-TIME ROUTING AND SCHEDULING
                    SOLUTION ON THE NEXTEL NATIONWIDE NETWORK

  LEADING RECYCLER INTEGRATES WIRELESS SOLUTION TO OPTIMIZE PICK-UP OPERATIONS
                        AND ENHANCE CUSTOMER SATISFACTION

WATERLOO, ONTARIO, JUNE 7, 2005 -- The Descartes Systems Group Inc., (NASDAQ:DSGX), (TSX:DSG), a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver, today announced that Tomra North America, a leader in beverage container recycling systems, has expanded its rollout of Descartes' Routing and Scheduling solution to include wireless dispatch and communication capabilities using Java(TM) technology-enabled handsets over Nextel's all-digital nationwide network.

Nextel continues to address the needs of businesses with mobile workers who demand real-time information across the extended enterprise. Its focus on wireless business solutions helps companies achieve increased productivity, enhanced customer service and cost savings through its "always on," secure and stable nationwide digital network, targeted applications, customized services and integrated support, providing a comprehensive framework for end-to-end wireless value.

Tomra operates in "bottle bill" states, where the bottle law requires that consumers be financially compensated for recycling glass bottles and cans. Tomra installs Reverse Vending Machines (RVMs) - automated machines that utilize advanced technology to identify, sort, collect and process used beverage containers, providing a convenient way for millions of consumers to recycle these items. Tomra uses Descartes' Routing and Scheduling solution to optimize the pick-up of these recycled containers by vehicles based on Tomra's customer service policies and individual customer requirements.

"Based on prior results we achieved using Descartes' Routing and Scheduling solution for strategic sales and territory planning and daily routing, we decided to further streamline our operations by enhancing our existing system with wireless capabilities," said Lou Grech-Cumbo, VP and GM at UBCR, a subsidiary of Tomra North America. "At our Michigan location, we successfully piloted Descartes' MobileLink wireless product, which includes additional dispatching and wireless communication capabilities running on Nextel's network and its i58sr mobile phone. With the help of Descartes' value-added reseller, Integrated Logistics, we are now expanding the rollout of these combined solutions across our East Coast operations."

Descartes' MobileLink wireless functionality enables the receipt of real-time information from Tomra's drivers via Nextel's cost-effective wireless devices and network. This real-time information is then used in Descartes' Routing and Scheduling solution to monitor planned routes versus actual driver performance. The result is that Tomra can perform real-time scheduling of new pick-ups, thereby improving its route efficiency and customer service.

"Streamlining our pick-up operations while being able to better respond to customers' needs is a key strategic initiative at Tomra," noted Steve Nee, EVP of Tomra North America.

"Tomra's decision to expand their use of our Routing and Scheduling solution with wireless capabilities demonstrates their confidence in our solutions and the measurable value we deliver to companies managing private fleets of vehicles," said Arthur Mesher, Descartes' CEO. "We are positioned to offer this value because of the strength of our partnerships with market leaders like Nextel and value-added resellers like Integrated Logistics."

ABOUT TOMRA
Tomra designs and operates cost-effective systems that make it attractive for people to return used beverage containers for reuse or recycling. These systems consist of a wide range of products and services which complement their principal product group, reverse vending machines.


Tomra currently has over 50,000 RVMs installed in 40 countries on four continents. In pursuing its mission of "Helping the world recycle," Tomra maintains a strong commitment throughout the organization to ensuring that its activities contribute positively to


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society and the environment. This commitment is reflected by the fact that TOMRA is listed on major sustainability ratings and indexes, including Dow Jones and FTSE4Good.

ABOUT NEXTEL
Nextel Communications, a FORTUNE 200 company based in Reston, Va., is a leading provider of fully integrated wireless communications services and has built the largest guaranteed all-digital wireless network in the country covering thousands of communities across the United States. Today 95 percent of FORTUNE 500(R) companies are Nextel customers. Nextel and Nextel Partners, Inc. currently serve 297 of the top 300 U.S. markets where approximately 263 million people live or work.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of on-demand technology and services for helping distribution- and logistics-sensitive organizations deliver. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time, and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, rate management, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

     All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

                                       ###

This release contains forward-looking statements that relate to the functionality, cost-effectiveness and performance of the products and services of Descartes and its business partners, potential benefits derived therefrom in general and by specific customers, Descartes' competitive position and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

CONTACT INFORMATION:
Mavi Silveira                                                       Laura Taylor
The Descartes Systems Group Inc.                           Nextel Communications
(305) 858-6333                                                      703-433-3062
pr@descartes.com                                         laura.taylor@nextel.com